United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CLS HOLDINGS USA, INC.

(Name of the Issuer)

CLS HOLDINGS USA, INC. AND
FRANK KORETSKY

(Name of Persons Filing Statement)

Common Stock, par value $0.0001

(Title of Class of Securities)

12565J308

(CUSIP Number of Class of Securities)

With a copy to:
CLS Holdings, USA, Inc.	Shelley Detwiller DiGiacomo
516 S. 4th Street	Engelman Berger, P.C.
Las Vegas, Nevada 89101	2800 N Central Avenue, Suite 1200
(888) 260-7775	(602) 222-4991

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

Check the appropriate box:

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure herein. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 4 to the Rule 13e-3 Transaction Statement (as amended hereby, the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to report the results of the reverse stock split transaction described below, by CLS Holdings USA, Inc., a Nevada corporation (“CLSH” or the “Company”) and Frank Koretsky, a shareholder who the Company considers an affiliate of the Company.

At the Company’s Special Meeting of Stockholders held on June 24, 2025, the Company’s stockholders of record voted to approve a reverse stock split of the Company’s Common Stock, par value $0.0001 (the “Common Stock”). The reverse stock split consists of a 1-to-4,000,000 reverse stock split (the “Reverse Stock Split”) whereby stockholders owning any fractional shares of Common Stock following the Reverse Stock Split would have such fractional shares cancelled and converted into the right to receive the cash consideration set forth herein (the “Repurchase Plan”). The Reverse Stock Split and the Repurchase Plan are structured to (i) substantially reduce operational costs by reducing the number of record holders of Common Stock to fewer than 300, thereby allowing the Company to terminate the registration of the Common Stock pursuant to Section 12(g)(4) of the Exchange Act and the Company’s reporting obligations under the Exchange Act, and (ii) to provide the minority shareholders with a liquidity event at a price well above the recent trading price of the stock.

The Company’s stockholders approved the Reverse Stock Split and Repurchase Plan with 135,687,759 votes in favor, 8,235,864 votes against, and 11,841 votes abstaining. The Company anticipates that approximately 36,734,517 pre-split shares will be cashed out for approximately $1,360,000.

The Company intends to file a Form 15 with the SEC to terminate registration of the Common Stock under Section 12(g) of the Exchange Act, and to suspend its reporting obligations under the Exchange Act immediately after the filing hereof.

The Company filed a Proxy Statement (the “Proxy Statement”) on May 30, 2025, pursuant to Regulation 14A of the Exchange Act. The information contained in the Proxy Statement, including all Annexes attached thereto, is hereby expressly incorporated herein by reference.

ITEM 16. EXHIBITS.

EXHIBIT INDEX

	Exhibit No.	Document
16(a)*	99.1	Notice of Special Meeting and Proxy Statement of the Company filed with the SEC on May 30, 2025
16(b)**	99.2	Form of Secured Promissory Note.
16(c)***	99.3	Opinion of Houlihan Capital LLC dated April 8, 2025
16(d)**	99.4	Presentation of Houlihan Capital LLC dated April 8, 2025
16(e)		Not applicable.
16(f)		Included in Exhibit 99.1.
16(g)		Not applicable
107****		Fee Tables

*	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on May 30, 2025.
**	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on May 28, 2025.
***	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on May 20, 2025.
****	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on May 1, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

CLS HOLDINGS USA, INC.

By:	/s/ Andrew Glashow
Name:	Andrew Glashow
Title:	Chief Executive Officer and Chairman of the Board

Date: June 25, 2025

/s/ Frank Koretsky

Date: June 25, 2025

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